                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         Excelsior Income Shares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  300723103
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management Inc., d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                           Pittsford, New York 14534
                                 (716) 586-4680

           (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 10, 1998
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                                 (Page 1 of 4 )


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                                  SCHEDULE 13D

CUSIP No. 300723103                                            Page 2 of 4 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KARPUS MANAGEMENT, INC. d/b/a/ Karpus Investment Management I.D. # 16-1290558
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*


            AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

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                     7       SOLE VOTING POWER

                             116,677 Shares
  NUMBER OF SHARES  -----------------------------------------------------------
        BENE-        8       SHARED VOTING POWER
      FICIALLY
    OWNED BY EACH
      REPORTING     -----------------------------------------------------------
       PERSON        9       SOLE DISPOSITIVE POWER
        WITH
                             116,677 Shares
                   -----------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER


                    -----------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  116,677 Shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.19%
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14       TYPE OF REPORTING PERSON*

                  IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 OF 7
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ITEM 1            Security and Issuer
                  Common Stock
                  Excelsior Income Shares, Inc. ("EIS")
                  73 Tremont Street
                  Boston, Massachusetts  02108-3913
ITEM 2            Identity and Background
                  a) Karpus Management, Inc. d/b/a/ Karpus Investment
                      Management ("KIM")
                      George W. Karpus, President, Director, and
                      controlling stockholder
                      JoAnn Van DeGriff, Vice President and Director
                      Sophie Karpus, Director
                  b) 14 Tobey Village Office Park
                       Pittsford, New York   14534
                  c)  Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments ).
                  d)  None of George W. Karpus, JoAnn Van DeGriff or Sophie
                      Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  e)  Each of the Principals is a United States Citizen. KIM is
                      a New York corporation.
ITEM 3            Source and Amount of Funds or Other Considerations
                  KIM, an independent investment advisor, has accumulated
                  113,477 shares of EIS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney
                  which represents 5.19% of the outstanding shares.
                  All funds that have been utilized in making such
                  purchases are from such accounts.
ITEM 4            Purpose of Transaction
                  KIM has purchased Shares for investment purposes. Being
                  primarily a conservative, fixed income manager, with a
                  specialty focus in the closed end fund sector, the profile of
                  EIS ( being a conservative investment grade fund) fit the
                  investment guidelines for various Accounts.
ITEM 5            Interest in Securities of the Issuer
                  a) As of the date of this Report, KIM owns 116,677 shares
                     which represent 5.34% of the outstanding Shares. Karpus Investment Management Profit Sharing Plan purchased 100 shares at $16.125 on June 29, 1995 and 400 shares at $16.125 on June 30, 1995. None of the Principals presently own shares.
                  b) KIM has the sole power to dispose of and to vote all such
                     Shares under limited powers of attorney.
                  c) Open market purchases or sales in the last 60 days for the
                     Accounts.
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     Date         Shares     Price Per
                             Share
     7/13/98     -1,300      16.625
     7/14/98       -600      16.625
     8/28/98      1,100     16.6875
     8/31/98      2,100     16.6875
                  There have been no dispositions and no acquisitions, other than by such open market purchases or sales, during such period. The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.
ITEM 6            Contracts, Arrangements, Understandings, or Relationships
                  with Respect to Securities of the Issuer.
                  Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIS Securities.
ITEM 7            Materials to be Filed as Exhibits
                  Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Karpus Management, Inc.

September 10, 1998                         By: /s/ George W. Karpus
---------------------------                    -------------------------------
         Date                                             Signature

                                           George W. Karpus, President
                                           ---------------------------
                                                   Name / Title